    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 10, 2001.

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ---------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                      UNIVERSAL COMPRESSION HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                       13-3989167
        (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                        Identification No.)

                              4440 BRITTMOORE ROAD
                              HOUSTON, TEXAS 77041
                                 (713) 335-7000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             ---------------------

        Agent of Service:                              Copies of Communications to:
        STEPHEN A. SNIDER                   MARK L. CARLTON                CHRISTINE B. LAFOLLETTE
  PRESIDENT AND CHIEF EXECUTIVE        SENIOR VICE PRESIDENT AND               KING & SPALDING
             OFFICER                        GENERAL COUNSEL             1100 LOUISIANA ST., SUITE 3300
 UNIVERSAL COMPRESSION HOLDINGS,    UNIVERSAL COMPRESSION HOLDINGS,       HOUSTON, TEXAS 77002-5219
               INC.                               INC.                          (713) 751-3239
       4440 BRITTMOORE ROAD               4440 BRITTMOORE ROAD               FAX: (713) 751-3290
       HOUSTON, TEXAS 77041               HOUSTON, TEXAS 77041
          (713) 335-7000                     (713) 335-7454
  (Name, address, including zip           FAX: (713) 466-6720
   code, and telephone number,
including area code, of agent for
             service)

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: From time to time after the effective date of this Registration Statement, as determined in light of market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
     TITLE OF EACH CLASS OF             AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
   SECURITIES TO BE REGISTERED           REGISTERED              UNIT(1)                PRICE(1)           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per
  share..........................      694,927 shares             $27.09             $18,825,572.43             $4,707
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), based on the average of the high and low sales prices on the New York Stock Exchange on August 9, 2001.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 10, 2001

PROSPECTUS

                                 694,927 SHARES

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                             ---------------------

                                  COMMON STOCK

                             ---------------------

     This prospectus relates to the offering, from time to time, of up to 694,927 shares of common stock of Universal Compression Holdings, Inc. by certain of our stockholders. We will not receive any of the proceeds from the sale of the shares being offered. We are registering the resale of these shares, but the registration of the shares does not necessarily mean that any of the shares will be offered or sold by the selling stockholders.

     The selling stockholders received these shares of common stock as part of our acquisition of KCI Compression Company, L.P. Universal consummated this acquisition on July 11, 2001. The selling stockholders from time to time may offer and sell the shares directly to purchasers or through agents, underwriters or dealers on terms to be determined at the time of sale. If required, the name of any agents, underwriters or dealers and any other required information will be set forth in a prospectus supplement.

     Our common stock is listed on the New York Stock Exchange under the symbol "UCO." On August 9, 2001, the last sale price of the common stock as reported on the New York Stock Exchange was $26.75 per share. Shares of common stock offered pursuant to this prospectus have been approved for trading on the New York Stock Exchange.

                             ---------------------

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 3 FOR A DISCUSSION OF THESE RISKS.

                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------

                  The date of this prospectus is       , 2001.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
About this Prospectus.......................................     1
Where You Can Find More Information.........................     1
Our Company.................................................     2
Risk Factors................................................     3
Disclosure Regarding Forward-Looking Statements.............     9
Use of Proceeds.............................................    11
Selling Stockholders........................................    11
Plan of Distribution........................................    14
Legal Matters...............................................    15
Experts.....................................................    15

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, certain of our stockholders (the "selling stockholders") may sell up to an aggregate of 694,927 shares of common stock in one or more offerings. This prospectus provides you with a general description of the common stock. You should read this prospectus and any applicable prospectus supplement provided to you together with the additional information described under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. That registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Find More Information."

     You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     The terms "Universal," "our company," "we," "our" and "us" when used in this prospectus, refer to Universal Compression Holdings, Inc., its subsidiaries (including Universal Compression, Inc.) and its predecessors as a combined entity, except where it is made clear that such term means only the parent company.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. These SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

     The SEC allows us to incorporate by reference into this prospectus the information that we file with the SEC, which means that we disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. In addition, any information that we file with the SEC after the date of this prospectus will automatically update and supersede this prospectus. We incorporate by reference the documents listed below and any filings that we make with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the time that the selling stockholders sell all of the common stock offered by this prospectus:

     - Annual Report on Form 10-K for the fiscal year ended March 31, 2001;

     - Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001;

     - Current Reports on Form 8-K filed on May 21, June 5 and July 23, 2001;

     - The information contained on pages F-60 through F-115 of Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-57302); and

     - The description of our common stock included in our Registration Statement on Form 8-A dated April 20, 2000, as amended on May 15, 2000.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at Universal Compression Holdings, Inc., 4440 Brittmoore Road, Houston, Texas 77041, (713) 335-7000.

                                  OUR COMPANY

     We are the second largest natural gas compression services company in the world in terms of rental fleet horsepower, with a fleet of over 7,400 compressor units comprising approximately 2.1 million horsepower. We provide a full range of compression rental, sales, operations, maintenance and fabrication services and products to the natural gas industry, both domestically and internationally. These services and products are essential to the natural gas industry as gas must be compressed to be delivered from the wellhead to end-users.

                             ---------------------

     Our principal executive offices are located at 4440 Brittmoore Road, Houston, Texas 77041. Our telephone number at that address is (713) 335-7000. Our website is located at www.universalcompression.com. Information contained on our website is not a part of this prospectus.

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks are discussed in our public reports filed with the SEC, which you should review, and risks not presently known to us or which we currently consider immaterial may also adversely affect our company. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

RISKS INHERENT IN OUR INDUSTRY

  We depend on strong demand for natural gas, and a prolonged, substantial reduction in this demand could adversely affect the demand for our services and products.

     Gas compression operations are significantly dependent upon the demand for natural gas. Demand may be affected by, among other factors, natural gas prices, weather, demand for energy and availability of alternative energy sources. Any prolonged, substantial reduction in the demand for natural gas would, in all likelihood, depress the level of production, exploration and development activity and result in a decline in the demand for our compression services and products. Similarly, a decrease in capital spending by our customers could result in reduced demand for our fabrication services or our parts sales and service business. These events could materially adversely affect our business, results of operations and financial condition.

  We intend to continue to make substantial capital investments to implement our business strategy, which may reduce funds available for other operations.

     We anticipate that we will continue to make substantial capital investments to expand our compressor rental fleet. For the quarter ended June 30, 2001, we invested approximately $40.3 million in capital expenditures, excluding acquisitions. We expect to spend between $180 and $200 million on capital expenditures during the current fiscal year, excluding acquisitions. Historically, we have financed these investments through internally generated funds, debt and equity offerings and our credit facility and lease financings. These significant capital investments require cash that we could otherwise apply to other business needs. However, if we do not incur these expenditures while our competitors make substantial fleet investments, our market share may decline and our business may be adversely affected. In addition, if we are unable to generate sufficient cash internally or obtain alternative sources of capital, it could materially adversely affect our results of operations, financial condition and growth.

  We may not be successful in implementing our business strategy, which may adversely affect our ability to finance our future growth.

     Our ability to implement our business strategy successfully depends upon a number of factors including competition, availability of working capital and general economic conditions. Significant elements of our business strategy include growth of our market share and broader participation in the international market for compression services. We cannot assure you that we will succeed in implementing our strategy or be able to obtain financing for this strategy on acceptable terms. The indenture governing our 9 7/8% senior discount notes and our new revolving credit facility and operating lease facilities substantially limit our ability to incur additional debt to finance our growth strategy.

  Most of our compressor leases have short initial terms, and we would not recoup the costs of our investment if we were unable to subsequently lease the compressors.

     In most cases, the initial terms of our compressor leases with customers are short, with the most common initial term being six months and continuing on a month-to-month basis thereafter at the election of the customer. The initial terms of our leases are too short to enable us to recoup the average cost of acquiring or fabricating compressors under currently prevailing lease rates. As a result, we assume substantial risk of not recovering our entire investment in the equipment we acquire or fabricate. Although we historically have been successful in subsequently leasing our compressors, we may not be able to continue to do so and a substantial number of our rental customers could terminate their leases at approximately the same time. Even if we are successful in re-leasing our compressors as we have been in the past, we may not be able to obtain favorable rental rates. This would have an adverse effect on our revenues.

  We do not insure against all potential losses and could be seriously harmed by unexpected liabilities.

     Natural gas service operations are subject to inherent risks such as equipment defects, malfunction and failures and natural disasters which can result in uncontrollable flows of gas or well fluids, fires and explosions. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, pollution and other environmental damages. Although we have obtained insurance against many of these risks, there can be no assurance that our insurance will be adequate to cover our liabilities. Further, insurance covering the risks we face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

  We are subject to substantial environmental regulation, and changes in these regulations could increase our costs or liabilities.

     We are subject to stringent and complex foreign, federal, state and local laws and regulatory standards, including laws and regulations regarding the discharge of materials into the environment, emission controls and other environmental protection and occupational health and safety concerns. Environmental laws and regulations may, in certain circumstances, impose strict liability for environmental contamination, rendering us liable for remediation costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury, property damage and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations, and costs associated with new information, changes in existing environmental laws and regulations or the adoption of new environmental laws and regulations could be substantial and could have a material adverse effect on our business, financial condition or results of operations. Moreover, failure to comply with these environmental laws and regulations may result in the imposition of administrative, civil and criminal penalties.

     We currently are engaged in remediation and monitoring activities with respect to some of our properties. The cost of these activities has not been, and we currently do not expect it to be, material to us. We believe that former owners and operators of some of these properties may be responsible under environmental laws and contractual agreements to pay for or perform some of these activities, or to indemnify us for some of our remediation costs. There can be no assurance that these other entities will fulfill their legal or contractual obligations, and their failure to do so could result in material costs to us.

     We routinely deal with natural gas, oil and other petroleum products. As a result of our engineered products and overhaul and field operations, we generate, manage and dispose of or recycle hazardous wastes and substances such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. Although it is our policy to use generally accepted operating and disposal practices in accordance with applicable environmental laws and regulations, hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on or under other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, remediation and monitoring requirements under foreign, federal, state and local environmental laws and regulations.

     We believe that our operations are in substantial compliance with applicable environmental laws and regulations. Nevertheless, the modification or interpretation of existing environmental laws or regulations, the more vigorous enforcement of existing environmental laws or regulations, or the adoption of new environmental laws or regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could have a material adverse effect on us and other similarly situated service companies.

  We face significant competition that may cause us to lose market share and harm our financial performance.

     The natural gas compression rental service, equipment fabrication, and parts sales and service businesses are highly competitive. Many of our competitors also offer a wide range of compressors for sale or lease, and there are low barriers to entry for individual projects. In addition, we compete with several large national and multinational companies which provide compression services to third parties, many of which have greater financial and other resources than we do. If our competitors substantially increase the resources they devote to the development and marketing of competitive products and services, we may not be able to compete effectively. In addition, in our Weatherford Global acquisition, we acquired most, but not all, of the compression operations of Weatherford International Inc. Weatherford retained certain foreign compression assets that it acquired in a recent acquisition and is not contractually restricted from competing with us.

RISKS SPECIFIC TO OUR COMPANY

  We may not be able to successfully integrate the businesses that we acquire, including Weatherford Global, into our business, which could cause us not to realize all of the expected benefits of the acquisitions.

     We have completed six acquisitions since our initial public offering in May 2000. Our Weatherford Global acquisition in February 2001 was significantly larger than any of our previous acquisitions and doubled our size. Integrating these businesses into ours is an ongoing process involving a number of potential challenges and costs, including combining, reducing and relocating workforces, facilities and offices and combining systems, processes, administrative functions and corporate cultures. Management issues facing our company are likely to be more complex and challenging than those faced by us prior to our acquisition of Weatherford Global and these other businesses. In addition, we acquired in that acquisition significant foreign operations in areas where we have little or no prior operating experience. The integration process could cause operational difficulties, divert the attention of our management away from managing our business to the assimilation of the operations and personnel of the acquired businesses and have adverse effects on our operating results. Furthermore, if our integration of these acquired businesses is not successful, we may lose personnel, not be able to retain our customer base to the extent expected and experience increased costs and reduced revenues.

  We may not achieve all of the cost savings and other synergies we expect to result from our recent acquisitions, including our Weatherford Global acquisition.

     In many instances, we expect the integration of acquired businesses into our business to result in cost savings. However, our success in realizing these cost savings, and the timing of this realization, depend on the quality and speed of our integration of these businesses. Although we have realized the benefit of some of the expected costs savings from our Weatherford Global and other acquisitions, we may not realize the remaining cost savings that we anticipate from integrating our operations as quickly or as fully as we expect for a number of reasons, including:

     - the large size, broad geographic presence and complexity of our company;

     - our lack of operating experience in certain international areas, including some of the areas added in our Weatherford Global acquisition;

     - errors in our planning or integration;

     - loss of key personnel;

     - information technology systems failure;

     - unexpected events such as major changes in the markets in which we operate; and

     - costs associated with the acquisition and integration of acquired businesses into our business may exceed our expectations.

     Further, our ability to realize cost savings could be affected by a number of factors beyond our control, such as general economic conditions and regulatory developments.

  We are highly leveraged and vulnerable to interest rate increases.

     As of July 31, 2001, we had approximately $865 million in outstanding indebtedness, including capital leases and operating lease facilities. Of this amount, approximately $155 million bears interest at floating rates. As of that date, we also had unused availability of approximately $106.5 million ($47 million under our revolving credit facility, subject to commitment of the additional $15 million, and approximately $59.5 million under our asset-backed securitization operating lease facility). Both the interest payments under our credit facility and a portion of the lease payments under our operating lease facilities bear interest at a floating rate (based on a base rate or LIBOR, at our option, in the case of the credit facility, and based on LIBOR, in the case of the operating lease facility), plus a variable amount depending on our operating results. Changes in economic conditions could result in higher interest and lease payment rates, thereby increasing our interest expense and lease payments and reducing our funds available for capital investment, operations or other purposes. If, during the term of the operating lease facilities, the realizable value of the equipment under the facilities is insufficient to satisfy the obligations under the facilities, we may be required to record a loss for our residual value guarantees and may have insufficient funds to provide for repayment of our obligations. Our significant leverage increases our vulnerability to general adverse economic and industry conditions. In addition, a substantial portion of our cash flow must be used to service our debt and lease obligations, which may affect our ability to make acquisitions or capital expenditures.

  Our financing arrangements contain restrictions that may limit our ability to finance future operations or engage in attractive business transactions.

     Substantially all of our assets are pledged as collateral under our credit facility and operating lease facilities, each of which contains covenants that restrict our operations. The indenture governing our 9 7/8% senior discount notes also contains restrictive covenants. These covenants place limitations on, among other things, our ability to enter into acquisitions, asset sales and operating lease transactions, and to incur additional indebtedness and create liens. These covenants could hinder our flexibility and restrict our ability to take advantage of market opportunities or respond to changing market conditions. In addition, the completion of our recent equity offering resulted in a change of control under the indenture governing our 9 7/8% senior discount notes, giving each holder of the 9 7/8% senior discount notes the right to require us to repurchase their notes at a price equal to 101% of the accreted value, plus accrued and unpaid interest, if any, to the date of the repurchase. To the extent that holders of the 9 7/8% senior discount notes require us to repurchase the notes, we currently intend to finance the repurchase through our revolving credit facility and operating lease facilities, which may reduce our funds available for our other business needs.

  Our international operations, which increased significantly as a result of our Weatherford Global acquisition, subject us to risks that are difficult to predict.

     For the year ended March 31, 2001, we derived approximately 16.0% of our revenues from international operations. We have limited operating experience in some of the international regions we acquired through our Weatherford Global acquisition, including Canada and Thailand. We intend to continue to expand our business in Canada, Latin America and Southeast Asia and, ultimately, into other international markets.

     Our international operations are affected by global economic and political conditions, and we may encounter difficulties managing our international operations. Changes in economic or political conditions and in legal or regulatory requirements in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls, expropriation or other trade restrictions, including tariffs, being imposed on our operations. Many of these factors are outside of our control. In addition, the financial condition of foreign customers may not be as strong as that of our current domestic customers.

  Weatherford's voting power may give it the ability to control the outcome of matters submitted to a vote of our stockholders, and thus limit the rights of our other stockholders to influence our affairs.

     Currently, an affiliate of Weatherford beneficially owns approximately 45% of our outstanding common stock. Pursuant to a voting agreement entered into concurrently with our acquisition of Weatherford Global, Weatherford has agreed to limit its voting power to 33 1/3% of our outstanding common stock, until the earlier of two years from the closing of that acquisition or the date that Castle Harlan and its affiliates own less than 5% of our outstanding common stock. Currently, Castle Harlan and its affiliates own approximately 6% of our outstanding common stock. In addition to its voting control, Weatherford and its affiliates are entitled to designate three persons to serve on our board of directors for so long as they own at least 20% of our outstanding common stock. If Weatherford's ownership falls below 20%, Weatherford may designate only two directors. If Weatherford's ownership falls below 10%, it will no longer have the right to designate directors to our board. Currently, Bernard J. Duroc-Danner, Curtis W. Huff and Uriel E. Dutton are serving as Weatherford's designees to our board. Although Castle Harlan no longer has the right to designate any persons to our board of directors, its former designees, John K. Castle and William M. Pruellage, are serving terms that do not expire until our 2003 annual meeting of stockholders.

     This voting power, significant stock ownership and board representation gives Weatherford the ability to exercise substantial influence over our ownership, policies, management and affairs and significant control over actions requiring approval of our stockholders. Weatherford's interests could conflict with our other stockholders.

  Sales of a significant number of shares of our common stock could depress our stock price.

     Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock, particularly as our stock is thinly traded. As of August 3, 2001, we had 30,517,343 shares of common stock outstanding, all of which are freely tradeable without restriction or, except as described below, further registration under the Securities Act unless they are held by persons deemed to be our "affiliates" or acting as "underwriters," as those terms are defined in the Securities Act. We, our executive officers and directors, and some of our other significant stockholders agreed in connection with our recent equity offering not to sell any shares of common stock for a period of 90 days from June 29, 2001 without the consent of Merrill Lynch. We had reserved 3,012,421 shares of our common stock for issuance under our incentive stock option plan, and options covering 1,749,377 of these shares were outstanding as of June 1, 2001. In addition, the 13,750,000 shares of our common stock issued to a subsidiary of Weatherford in our acquisition of Weatherford Global and shares issued to some of our other stockholders are subject to demand and piggyback registration rights and may be resold at anytime. The sale of a substantial number of shares within a short period of time could cause our stock price to decrease, making it more difficult for us to raise funds through future offerings of our common stock and to acquire businesses using our stock as consideration.

  The market price of our common stock is volatile.

     Historically, the market price of common stock of companies engaged in the natural gas industry has been highly volatile. Similarly, the market price of our common stock has varied significantly since our initial public offering in May 2000. In particular, changes in natural gas prices or in the demand for natural gas could affect the price of our common stock.

  We may not be successful in identifying potential acquisition candidates and it may be more difficult or expensive to complete future acquisitions using our stock as consideration if our stock price decreases.

     In accordance with our business strategy, we intend to pursue the acquisition of other companies, assets and product lines that either complement or expand our existing business. We are unable to predict whether or when any suitable candidate will become available or the likelihood of a material acquisition being completed.

     Even if we are able to identify acceptable acquisition candidates, the acquisition of a business involves a number of potential risks, including the diversion of management's attention away from managing our business to the assimilation of the operations and personnel of the acquired business and possible short-term adverse effects on our operating results during the integration process. In addition, we may seek to finance any such acquisition through the issuance of new debt and/or equity securities. Alternatively, a substantial portion of our financial resources could be used to complete any large acquisition for cash, which would reduce our funds available for capital investment, operations or other activities.

  We are dependent on particular suppliers and are vulnerable to product shortages and price increases.

     As a consequence of having a highly standardized fleet, some of the components used in our products are obtained from a single source or a limited group of suppliers. Our reliance on these suppliers involves several risks, including price increases, inferior component quality and a potential inability to obtain an adequate supply of required components in a timely manner. The partial or complete loss of certain of these sources could have at least a temporary material adverse effect on our results of operations and could damage our customer relationships. Further, a significant increase in the price of one or more of these components could have a material adverse effect on our results of operations.

  Our operations may be adversely affected by significant fluctuations in the value of the U.S. dollar.

     Our revenues from international operations and, as a result, our exposure to currency exchange rate fluctuations, increased as a result of our Weatherford Global acquisition. Although we attempt to match costs and revenues in local currencies, we anticipate that as we continue our expansion on a global basis, there may be many instances in which costs and revenues will not be matched with respect to currency denomination. As a result, we expect that increasing portions of our revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. Although we may use foreign currency forward contracts or other currency hedging mechanisms from time to time to minimize our exposure to currency exchange rate fluctuations, we may not elect or have the ability to implement hedges or, if we do implement them, that they will achieve the desired effect. We may experience economic losses and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against these risks.

  We are a holding company and rely on our subsidiaries for operating income.

     We are a holding company and, as such, we derive all of our operating income from our operating subsidiary and its subsidiaries. We do not have any significant assets other than the stock of our operating subsidiary. Consequently, we are dependent on the earnings and cash flow of our subsidiaries to meet our obligations and pay dividends. Our subsidiaries are separate legal entities that are not legally obligated to make funds available to us, and in some cases may be contractually restricted from doing so. We cannot assure you that our subsidiaries will be able to, or be permitted to, pay to us amounts necessary to meet our obligations or to pay dividends.

  A third party could be prevented from acquiring control of us because of the anti-takeover provisions in our charter and bylaws.

     There are provisions in our restated certificate of incorporation and bylaws that may make it more difficult for a third party to acquire control of us, even if a change in control would result in the purchase of your shares at a premium to the market price or would otherwise be beneficial to you. For example, our restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, provisions of our restated certificate of incorporation, such as a staggered board of directors and limitations on the removal of directors, no stockholder action by written consent and limitations on stockholder proposals at meetings of stockholders, could make it more difficult for a third party to acquire control of us. Delaware corporation law may also discourage takeover attempts that have not been approved by our board of directors.

  We do not expect to pay dividends.

     We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. In addition, our ability to pay dividends is restricted by our credit facility, the indenture governing our 9 7/8% senior discount notes and our operating lease facilities and other financing arrangements.

  You should not place undue reliance on forward-looking statements, as our actual results may differ materially from those anticipated in our forward-looking statements.

     This prospectus contains forward-looking statements about our operations, economic performances and financial condition. These statements are based on a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect our results of operations.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the filings incorporated herein by reference contain "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this prospectus are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of management for future operations. You can identify many of these statements by looking for words such as "believes," "expects," "will," "intends," "projects," "anticipates," "estimates," "continues" or similar words or the negative thereof.

     Forward-looking statements in this prospectus and other filings incorporated by reference include, without limitation:

     - anticipated cost savings and other synergies resulting from our acquisition of Weatherford Global and other businesses;

     - the sufficiency of our available cash flows to fund our continuing operations;

     - anticipated synergies, future revenues and EBITDA, as adjusted, resulting from our acquisitions, including Weatherford Global, Gas Compression Services, Inc., IEW Compression, Inc., KCI Compression Company, L.P., Louisiana Compressor Maintenance Co., Inc. and other businesses;

     - capital improvements;

     - the expected amount of capital expenditures;

     - our future financial position;

     - the future value of our equipment;

     - our growth strategy and projected costs; and

     - plans and objectives of our management for our future operations.

     These forward-looking statements are subject to various risks and uncertainties that could cause our actual results to differ materially from those anticipated as of the date of this prospectus. The risks related to our business described under "Risk Factors" and elsewhere in this prospectus could cause our actual results to differ from those described in, or otherwise projected or implied by, the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will prove to be correct. Important factors that could cause our actual results to differ materially from the expectations reflected in these forward-looking statements include, among other things:

     - our inability to successfully integrate the business of Weatherford Global, KCI Compression Company, L.P., Louisiana Compressor Maintenance Co., Inc. and other businesses that we have acquired or may acquire in the future;

     - conditions in the oil and gas industry, including the demand for natural gas and the impact of the price of natural gas;

     - competition among the various providers of compression services and products;

     - changes in safety and environmental regulations pertaining to the production and transportation of natural gas;

     - changes in economic or political conditions in operating markets;

     - introduction of competing technologies by other companies;

     - our ability to retain and grow our customer base;

     - employment workforce factors, including loss of key employees; and

     - liability claims related to the use of our products and services.

     All subsequent written and oral forward-looking statements made by us or on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. The forward-looking statements included in this prospectus are only made as of the date of this prospectus and we undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders under this prospectus. However, we have agreed to bear certain expenses associated with registering such shares under federal and state securities laws. We are registering the shares for sale to provide the selling stockholders with freely tradeable securities (subject to the contractual limitations discussed below), but the registration of such shares does not necessarily mean that any of such shares will be offered or sold by the selling stockholders. We have a right to a portion of the shares or the proceeds from the sale of such shares held in escrow to the extent of any indemnification claims we may have pursuant to an agreement we entered into with the selling stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth, as of the date of this prospectus:

     - the names of the selling stockholders;

     - the number of shares of common stock owned by each selling stockholder prior to offering any shares under this prospectus; and

     - the maximum number of shares of common stock that may be offered by each selling stockholder under this prospectus.

     The selling stockholders are the former stockholders of KCI, Inc., which is the managing general partner of KCI Compression Company, L.P., and MCNIC Compression GP, Inc. and MCNIC Compression LP, Inc., the other partners of KCI Compression Company, L.P. We acquired KCI Compression Company, L.P. by merging a subsidiary that we formed for the merger into KCI, Inc. and by purchasing the partnership interests held by MCNIC Compression LP, Inc. and MCNIC Compression GP, Inc.

     Prior to the merger of KCI, Inc., Jacques J. Capelluto was KCI's Chairman, Chief Executive Officer and President, Neal Cartwright was KCI's Vice Chairman,
J. Michael Redding was KCI's Senior Vice President -- Technical Services and a director, James E. Swenke was KCI's Vice President -- Marketing & Contract Field Services and a director, and Charles L. Rogers was KCI's Senior Vice
President -- Finance and Administration. Each of these individuals received certain payments in connection with the acquisition of KCI. We entered into two-year employment agreements with Mr. Redding and Mr. Swenke in connection with the acquisition that provided for an annual base salary of $170,000, with a pro-rated guaranteed bonus of 30% of the base salary for the first year. In addition, each of these employment agreements provided for the grant of options to purchase 20,000 shares of our common stock. As of the date of this prospectus, Mr. Rogers is a consultant to Universal Compression, Inc., our operating subsidiary. Other than the affiliations described above and the ownership of our common stock, no selling stockholder has any position, office or other material relationship with our company.

     Concurrently with our acquisition of KCI, we entered into registration rights agreements with the selling stockholders. Copies of these registration rights agreements have been filed previously and are incorporated by reference into the registration statement that includes this prospectus. Under these registration rights agreements, we agreed to file a registration statement within 30 days of the acquisition covering all 694,927 shares of our common stock received by the selling stockholders in the acquisition. See "Plan of Distribution." Under the registration rights agreements, we are required to maintain the effectiveness of the registration statement until the earlier of
(1) July 11, 2002 (the first anniversary of the acquisition) plus any length of time that we may have suspended the selling stockholders from selling our common stock pursuant to the registration rights agreements and (2) the date on which the selling stockholders have disposed of all their shares. The registration rights are assignable by the selling stockholders to one permitted transferee, subject to certain conditions. The registration rights agreements provide that we and the selling stockholders will indemnify each other for certain liabilities, including liabilities under the Securities Act.

     We also entered into an indemnification and escrow agreement with the selling stockholders in connection with the acquisition. Pursuant to this agreement, 118,833 shares of our common stock issued in the acquisition are being held in escrow to indemnify us against any losses we may incur as a result of:

     - a breach by KCI, Inc., KCI Compression Company, L.P. or the selling stockholders of their representations and warranties;

     - KCI, Inc.'s, KCI Compression Company, L.P.'s or the selling stockholders' failure to perform their obligations under the acquisition agreement; or

     - contingencies and matters identified in the acquisition agreement and the indemnification and escrow agreement.

The shares held in escrow may be returned to us to satisfy claims for indemnification that we may have. One-half of the shares still held in escrow and not subject to any claims by us will be released to the selling stockholders on the first anniversary of the acquisition, and any remaining shares held in escrow and not subject to any claims by us will be released on the second anniversary of the acquisition. In addition, the indemnification and escrow agreement permits shares to be sold by the selling stockholders under this prospectus while the shares are in escrow. If this occurs, the proceeds from such sales would be held in escrow pursuant to the terms of the indemnification and escrow agreement.

     The following table shows the number of shares of our common stock beneficially owned by each selling stockholder prior to any offering of shares. Because the selling stockholders may sell all, some or none of the common stock offered under this prospectus, we do not know how many shares of our common stock will be held by the selling stockholders upon termination of this offering. However, for purposes of the following table, we have assumed that all of the shares offered under this prospectus will be sold by the selling stockholders. See "Plan of Distribution."

                                             NUMBER OF
                                               SHARES
                                            BENEFICIALLY     MAXIMUM NUMBER     NUMBER OF SHARES
                                           OWNED PRIOR TO    OF SHARES BEING   BENEFICIALLY OWNED
NAME OF SELLING STOCKHOLDER               THE OFFERING (1)     OFFERED (1)     AFTER THE OFFERING
---------------------------               ----------------   ---------------   ------------------
MCNIC Compression LP, Inc. .............      298,124            298,124               --
MCNIC Compression GP, Inc. .............          695                695               --
Albermuna, S.L. ........................        3,311              3,311               --
Bruce Equities, Inc. ...................       22,830             22,830               --
Juan S. Hernandez Rodriquez.............        5,057              5,057               --
Jenanca, S.A. ..........................       14,952             14,952               --
Richmont Finance Corp. .................       80,117             80,117               --
Sertipa, S.A. ..........................       19,423             19,423               --
Tecnologia, Industria & Comercio,
  S.A. .................................        3,298              3,298               --
Zumajo, S.A. ...........................        8,649              8,649               --
Sarah Astor IRA.........................          676                676               --
Stephen Astor IRA.......................          706                706               --
Kotler Family Trust (2).................        5,524              5,524               --
Aaron Kotler............................       10,261             10,261               --
Stella Salzmann.........................        1,794              1,794               --
Trengrove Investments...................        2,566              2,566               --
Jacques J. Capelluto (3)................      145,703            145,703               --
Neal Cartwright Revocable Trust (2).....       14,952             14,952               --
Charles L. Rogers Revocable Trust (2)...       15,831             15,831               --

                                             NUMBER OF
                                               SHARES
                                            BENEFICIALLY     MAXIMUM NUMBER     NUMBER OF SHARES
                                           OWNED PRIOR TO    OF SHARES BEING   BENEFICIALLY OWNED
NAME OF SELLING STOCKHOLDER               THE OFFERING (1)     OFFERED (1)     AFTER THE OFFERING
---------------------------               ----------------   ---------------   ------------------
J. Michael Redding......................       19,496             19,496               --
James E. Swenke.........................       20,962             20,962               --
                                              -------            -------              ---
          Total.........................      694,927            694,927               --
                                              =======            =======              ===

---------------

(1) Includes 118,833 shares held in escrow on behalf of the selling stockholders (other than MCNIC Compression GP, Inc. and MCNIC Compression LP, Inc.) on a pro rata basis.

(2) The Kotler Family Trust is an irrevocable trust, the Charles L. Rogers Revocable Trust is a revocable trust that was formed by Charles L. Rogers, as settlor, and the Neal Cartwright Revocable Trust is a revocable trust that was formed by Neal Cartwright, as settlor. The term "selling stockholder" may also include the beneficiaries of each of those Trusts that may receive shares of common stock pursuant to the terms of those Trusts.

(3) Includes 70,651 shares held by Jacques J. Capelluto and Karen Capelluto, as joint tenants with right of survivorship.

                              PLAN OF DISTRIBUTION

     Subject to the restrictions found in the registration rights agreements, the selling stockholders may sell shares of common stock pursuant to this prospectus from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The term "selling stockholders" includes donees, pledgees, permitted transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The shares of common stock offered pursuant to this prospectus have been approved for listing on the New York Stock Exchange.

     The registration rights agreements provide that a maximum of 50% of the shares covered by this prospectus may be sold by the selling stockholders beginning on October 10, 2001, the 91st day after the completion of the acquisition. On January 7, 2002, 180 days after the completion of the acquisition, all of the shares will be available for resale. The registration rights agreements also provide that in the event of an underwritten offering of our common stock, the managing underwriter in that offering may require that the selling stockholders not sell any shares for a period of 25 days before, and 90 days after, the effectiveness of the registration statement relating to that underwritten offering.

     The selling stockholders may from time to time offer and sell the shares directly to purchasers or through agents, underwriters or dealers. The sales may be in the form of secondary distributions, exchange distributions, block trades, ordinary brokerage transactions, put or call options transactions, short sales or a combination of these methods of sale. Agents or underwriters acting on behalf of any selling stockholder may receive compensation from the selling stockholder or from purchasers of the common stock for whom they act as agent in the form of discounts, concessions or commissions. Underwriters may sell the common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any agents, underwriters and dealers that participate in the distribution of common stock may be deemed to be underwriters for purposes of the Securities Act of 1933, and any discounts, concessions or commissions received by them and any profit on the resale of common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed underwriters within the specific meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

     If, from time to time, the selling stockholders decide to offer and sell the shares pursuant to an underwritten offering, they have the right to select the investment banker, manager and underwriter, subject to our prior approval. The terms of any underwritten offering would be determined at the time of sale. Sales may be in the form of secondary distributions, exchange distributions, block trades, ordinary brokerage transactions or a combination of those methods of sale. Under the registration rights agreements, a firm commitment underwritten offering by the selling stockholders must include at least 500,000 shares. The selected underwriter may receive compensation from the selling stockholder or from purchasers of the common stock for whom they act as agent in the form of discounts, concessions or commissions. The selected underwriter may be deemed to be an underwriter for purposes of the Securities Act, and any discounts, concessions or commissions received by them from any selling stockholder and any profit on the resale of common stock by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     At a time a particular offer of shares is made, upon our notification by a selling stockholder, a prospectus supplement, if required, will be distributed setting forth any additional material information, including if a donee, pledgee, permitted transferee or other successor-in-interest intends to sell more than 500 shares.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     Selling stockholders also may resell all or a portion of the shares in accordance with the limitations imposed by Rule 144 under the Securities Act, including ownership of the shares for at least one year.

     Under the registration rights agreements, we have agreed to indemnify the selling stockholders and each underwriter, if any, against certain liabilities, including certain liabilities under the Securities Act, or will contribute to payments the selling stockholders or underwriters may be required to make in respect of those liabilities.

     We have agreed to pay certain of the expenses in connection with the registration, offering and sale of the shares covered by this prospectus, other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

     We estimate that we will spend approximately $100,000 for expenses in connection with the offering of shares by the selling stockholders.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by King & Spalding, Houston, Texas.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference from Universal Compression Holdings, Inc.'s annual report on Form 10-K for the years ended March 31, 1999, 2000 and 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Enterra Compression Company and subsidiaries as of December 31, 1999 and 2000 and for the years then ended incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report incorporated by reference herein, and are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The combined financial statements of Weatherford Compression as of December 31, 1998 and for the year then ended incorporated by reference herein have been audited by Arthur Andersen LLP, as indicated in their report incorporated by reference herein, and are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Global Compression Holdings, Inc. and subsidiaries as of February 2, 1999, and December 31, 1998 and 1997 and for the period January 1, 1999 through February 2, 1999 and the years ended December 31, 1998 and 1997 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
UNIVERSAL COMPRESSION HOLDINGS, INC.
Unaudited Pro Forma Combined Condensed Statements of
  Operations for the three months ended June 30, 2000 and
  for the year ended March 31, 2001.........................  F-2
Notes to Unaudited Pro Forma Combined Condensed Statements
  of Operations.............................................  F-5

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

        UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS

     The following unaudited pro forma combined condensed statements of operations are based on the historical consolidated financial statements and the notes thereto of Universal and Weatherford Global (or "Enterra") and have been prepared to illustrate the effect of Universal's acquisition of Weatherford Global and the related financing transactions as if those transactions had occurred on April 1, 2000 for the three months ended June 30, 2000 and the year ended March 31, 2001. The unaudited pro forma combined condensed statements of operations should be read in conjunction with the historical financial statements and accompanying disclosures contained or incorporated by reference in this prospectus.

     The unaudited pro forma combined condensed statements of operations give effect to:

     - the initial public offering of Universal's common stock and concurrent debt restructuring and operating lease facility, which occurred in May 2000, as well as its common stock split and conversion of preferred stock and non-voting common stock that occurred concurrently with the initial public offering;

     - the transfer of certain assets not included in the Weatherford Global acquisition to Weatherford entities other than Enterra and its subsidiaries prior to the acquisition; and

     - completion of the Weatherford Global acquisition, accounted for using the purchase method of accounting, and the related financing transactions.

     The unaudited pro forma condensed statements of operations for the three month period ended June 30, 2000 do not give effect to (1) our acquisition of GCSI in September 2000 or any other subsequent acquisitions other than the Weatherford Global acquisition or (2) the cost savings and synergies that we have realized as a result of the Weatherford Global acquisition. The unaudited pro forma condensed statement of operations for the year ended March 31, 2001 does not give effect to (1) our acquisitions of Louisiana Compressor Maintenance, Inc. in July 2001, KCI, Inc. in July 2001, the international operations of Compressor Systems, Inc. in April 2001, IEW in February 2001 or GCSI in September 2000, other than the historical information since the date of those acquisitions, or related cost savings or (2) the remaining cost savings and synergies that we have realized as a result of the Weatherford Global acquisition.

     The accompanying unaudited pro forma combined condensed statements of operations should be read in conjunction with the historical financial statements of Universal and Weatherford Global and the notes thereto, which are incorporated by reference in this prospectus. The unaudited pro forma statements of operations are provided for informational purposes only and do not purport to represent what Universal's financial position or results of operations would actually have been had the Weatherford Global acquisition and related financing transactions occurred on such date or to project Universal's results of operations or financial position for any future period.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                                 THREE MONTHS ENDED JUNE 30, 2000
                                      ---------------------------------------------------------------------------------------
                                                                ENTERRA ACTUAL
                                                     UCH         THREE MONTHS
                                                  IPO/DEBT          ENDED        ADJUSTMENTS FOR     ENTERRA
                                        UCH      RESTRUCTURE       JUNE 30,      OPERATIONS NOT      MERGER        PRO FORMA
                                      ACTUAL     ADJUSTMENTS         2000          ACQUIRED(1)     ADJUSTMENTS    AS ADJUSTED
                                      -------    -----------    --------------   ---------------   -----------    -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues............................  $34,760      $    --         $64,321           $10,233         $    --        $88,848
Rentals and cost of sales...........   15,518           --          39,850             8,986              --         46,382
                                      -------      -------         -------           -------         -------        -------
  Gross margin......................   19,242           --          24,471             1,247              --         42,466
Selling, general and
  administrative....................    3,455           --           9,210             1,037              --         11,628
                                      -------      -------         -------           -------         -------        -------
  Operating profit..................   15,787           --          15,261               210              --         30,838
Depreciation and amortization.......    7,498         (382)(2)       9,521               327          (1,475)(7)     14,835
Operating lease.....................      689          924(3)        5,131                --           1,100(8)       7,844
Interest expense, net...............    8,004       (2,793)(4)          85                 3          (2,273)(9)      3,021
Other, net..........................    7,059       (7,059)(5)        (163)                9              --           (172)
                                      -------      -------         -------           -------         -------        -------
  Income (loss) before income taxes
    and minority interest...........   (7,463)       9,310             687              (129)          2,648          5,311
Income taxes (benefit)..............   (2,799)       3,491(6)          283                --             937(6)       2,098
Minority interest expense, net of
  taxes.............................       --           --             152                --            (152)(10)        --
                                      -------      -------         -------           -------         -------        -------
  Income (loss) before extraordinary
    items...........................  $(4,664)     $ 5,819         $   252           $  (129)        $ 1,863        $ 3,212
                                      =======      =======         =======           =======         =======        =======
Weighted average common and common
  equivalent shares outstanding:
  Basic.............................    8,817        2,166              --                --          13,750         24,733(11)
                                      -------      -------         -------           -------         -------        -------
  Diluted...........................    8,817        2,331              --                --          13,750         24,898(11)
                                      -------      -------         -------           -------         -------        -------
Earnings per share:
  Basic.............................  $ (0.53)                     $    --                                          $  0.13
                                      =======                      =======                                          =======
  Diluted...........................  $ (0.53)                     $    --                                          $  0.13
                                      =======                      =======                                          =======

 See accompanying Notes to Unaudited Pro Forma Combined Condensed Statements of
                                  Operations.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

                                                                 YEAR ENDED MARCH 31, 2001
                           ------------------------------------------------------------------------------------------------------
                                                                     ENTERRA ACTUAL
                                                                     FOR THE PERIOD
                                                    ENTERRA ACTUAL        FROM
                                          UCH        NINE MONTHS       JANUARY 1,
                                       IPO/DEBT         ENDED         2001 THROUGH    ADJUSTMENTS FOR     ENTERRA
                             UCH      RESTRUCTURE    DECEMBER 31,     FEBRUARY 9,     OPERATIONS NOT      MERGER       PRO FORMA
                            ACTUAL    ADJUSTMENTS        2000             2001          ACQUIRED(1)     ADJUSTMENTS   AS ADJUSTED
                           --------   -----------   --------------   --------------   ---------------   -----------   -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues.................  $232,761     $    --        $212,626         $31,600          $ 36,922         $    --      $440,065
Rentals and cost of
  sales..................   123,059          --         135,759          21,172            32,407              --       247,583
                           --------     -------        --------         -------          --------         -------      --------
  Gross margin...........   109,702          --          76,867          10,428             4,515              --       192,482
Selling, general and
  administrative.........    21,092          --          26,503           4,052             3,395              --        48,252
                           --------     -------        --------         -------          --------         -------      --------
  Operating profit.......    88,610          --          50,364           6,376             1,120              --       144,230
Depreciation and
  amortization...........    33,491        (382)(2)      29,791           4,370             1,409          (5,900)(12)    59,961
Operating lease..........    14,443         924(3)       16,756           2,501                --           4,400(13)    39,024
Interest expense, net....    23,220      (2,793)(4)       8,944             136                13          (9,090)(14)    20,404
Other, net...............     8,699      (7,059)(5)      15,925            (265)           12,323          (5,435)(15)      (458)
                           --------     -------        --------         -------          --------         -------      --------
  Income (loss) before
    income taxes and
    minority interest....     8,757       9,310         (21,052)           (366)          (12,625)         16,025        25,299
Income taxes (benefit)...     3,645       3,491(6)       (3,834)           (142)             (872)          5,511(6)     10,041
Minority interest
  expense, net of
  taxes..................        --          --             (22)            (77)               --              99(10)        --
                           --------     -------        --------         -------          --------         -------      --------
  Income (loss) before
    extraordinary
    items................  $  5,112     $ 5,819        $(17,196)        $  (147)         $(11,753)        $ 9,917      $ 15,258
                           ========     =======        ========         =======          ========         =======      ========
Weighted average common
  and common equivalent
  shares outstanding:
  Basic..................    14,760       2,166              --              --                --          13,750        30,676(11)
                           --------     -------        --------         -------          --------         -------      --------
  Diluted................    15,079       2,331              --              --                --          13,750        31,160(11)
                           --------     -------        --------         -------          --------         -------      --------
Earnings per share:
  Basic..................  $   0.35                    $     --         $    --                                        $   0.50
                           ========                    ========         =======                                        ========
  Diluted................  $   0.34                    $     --         $    --                                        $   0.49
                           ========                    ========         =======                                        ========

 See accompanying Notes to Unaudited Pro Forma Combined Condensed Statements of
                                  Operations.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                            STATEMENTS OF OPERATIONS

     (1) Reflects the exclusion of Weatherford Global's Singapore-based operations (other than Australia and Thailand) which were not included in the Weatherford Global acquisition.

     (2) Reflects the elimination of depreciation expense associated with the sale of compression equipment pursuant to Universal's prior operating lease facility, with initial funding under that facility of $62.6 million.

     (3) Reflects the expenses associated with Universal's prior operating lease facility, including the related commitment fee.

     (4) Reflects the adjustment of interest expense related to the redemption of certain indebtedness at the beginning of the period and incremental borrowing during the period with the proceeds of Universal's initial public offering and Universal's prior operating lease facility. Also includes the commitment fees associated with the new revolving credit facility.

     (5) Represents the non-recurring charges related to the elimination of a management agreement and a consulting agreement and other related fees in connection with Universal's initial public offering and concurrent financing transactions in May 2000.

     (6) An estimated statutory tax rate of 39.5% is assumed for pro forma adjustments. The effective tax rate may differ.

     (7) Reflects (a) the decrease of goodwill amortization in the amount of $0.6 million due to the decrease of goodwill recorded on Enterra's historical financial statements, (b) the decrease in depreciation expense of $0.3 million due to the devaluation of Enterra's other property, plant and equipment by $7 million, and (c) the reduction of depreciation expense in the amount of $0.6 million resulting from the additional funding of $63 million on the operating lease facilities at the beginning of the period.

     (8) Reflects the increase of operating lease expense of $1.1 million due to the additional funding of the operating lease at the beginning of the period.

     (9) Reflects (a) the adjustment of interest expense related to the retirement of Weatherford Global's indebtedness at the beginning of the period of $2.2 million and (b) the net adjustment for the amortization of deferred financing costs and commitment fees associated with the new revolving credit facility of $50 thousand.

     (10) Reflects the elimination of Enterra's minority interest expense as a result of the purchase of GE Capital's interest in Weatherford Global by Enterra concurrently with the Weatherford Global acquisition.

     (11) Includes the effect of the 7,275,000 shares of common stock offered in, and the stock split and conversion that occurred concurrently with, Universal's initial public offering and the 13,750,000 shares of Universal's common stock issued to an affiliate of Weatherford in the Weatherford Global acquisition as if these transactions had occurred at April 1, 2000. Also includes the weighted average effect of the 1,400,726 shares of Universal's common stock issued as partial consideration for the GCSI acquisition that occurred on September 15, 2000. For the three months ended June 30, 2000, excludes options to purchase up to 318,000 shares of Universal's common stock by former Weatherford Global employees in connection with the Weatherford Global acquisition.

     (12) Reflects (a) the decrease of goodwill amortization in the amount of $2.2 million due to the decrease of goodwill recorded on Enterra's historical financial statements, (b) the decrease in depreciation expense of $1.2 million due to the devaluation of Enterra's other property, plant and equipment by $7 million, and (c) the reduction of depreciation expense in the amount of $2.5 million resulting from the additional funding of $63 million on the operating lease facilities at the beginning of the period.

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
                    STATEMENTS OF OPERATIONS -- (CONTINUED)

     (13) Reflects the increase of operating lease expense of $4.4 million due to the additional funding of the operating lease at the beginning of the period.

     (14) Reflects (a) the adjustment of interest expense related to the retirement of Weatherford Global's indebtedness at the beginning of the period of $8.9 million and (b) the net adjustment for the amortization of deferred financing costs and commitment fees associated with the new revolving credit facility of $0.2 million.

     (15) Reflects the elimination of non-recurring charges related to severance, taxes and transaction costs that arose due to our acquisition of Weatherford Global.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 694,927 SHARES

                      UNIVERSAL COMPRESSION HOLDINGS, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------

                                           , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder, all of which will be borne by the registrant. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee........................................   $  4,707
Legal fees and expenses.....................................     30,000
Blue sky fees and expenses..................................      2,000
Accounting fees and expenses................................     40,000
Printing expenses...........................................     15,000
Miscellaneous...............................................      8,293
                                                               --------
          Total.............................................   $100,000
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to some statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director's duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. The registrant's Restated Certificate of Incorporation provides that the personal liability of directors of the registrant is eliminated to the fullest extent permitted by Section 102(b)(7) of the DGCL.

     Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of being a director or officer of the corporation if it is determined that the director or officer acted in accordance with the applicable standard of conduct set forth in such statutory provision. The registrant's Bylaws provide that the registrant will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against certain liabilities, costs and expenses. The Bylaws further permit the registrant to maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of his status as such, whether or not the registrant would have the power to indemnify such person against such liability under the DGCL. The registrant expects to maintain directors' and officers' liability insurance. In addition, the registrant has entered into indemnification agreements with each of its officers and directors, as well as officers of its operating subsidiary. The form of these indemnification agreements is incorporated by reference to Exhibit 10.27 to Amendment No. 1 to the registrant's Registration Statement on Form S-1, File No. 333-34090. The registrant has entered into a separate indemnification agreement with Bernard J. Duroc-Danner, one of its directors, which agreement is incorporated by reference to Exhibit 10.8 to the registrant's Current Report on Form 8-K filed March 23, 2001.

ITEM 16. EXHIBITS

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           3.1           -- Restated Certificate of Incorporation of Universal
                            Compression Holdings, Inc. (incorporated by reference to
                            Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q
                            for the fiscal quarter ended June 30, 2000).
           3.2           -- Restated Bylaws of Universal Compression Holdings, Inc.
                            (incorporated by reference to Exhibit 3.2 to Registrant's
                            Quarterly Report on Form 10-Q for the fiscal quarter
                            ended June 30, 2000).
           5.1*          -- Opinion of King & Spalding as to the legality of the
                            common stock being registered.
          10.1           -- Registration Rights Agreement dated July 11, 2001, by and among Universal Compression Holdings, Inc. and the former
                            stockholders of KCI, Inc. (incorporated by reference to
                            Exhibit 10.1 to Registrant's Current Report on Form 8-K
                            dated July 23, 2001).
          10.2           -- Registration Rights Agreement dated July 11, 2001, by and among Universal Compression Holdings, Inc., MCNIC
                            Compression GP, Inc. and MCNIC Compression LP, Inc.
                            (incorporated by reference to Exhibit 10.2 to
                            Registrant's Current Report on Form 8-K dated July 23,
                            2001).
          23.1*          -- Consent of King & Spalding (included as part of its
                            opinion filed as Exhibit 5.1).
          23.2*          -- Consent of Deloitte & Touche LLP.
          23.3*          -- Consent of KPMG LLP.
          23.4*          -- Consent of Arthur Andersen LLP.

---------------

* Filed herewith.

ITEM 17. UNDERTAKINGS

     A. Undertaking to Update

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. Undertaking with Respect to Documents Incorporated by Reference

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Undertaking with Respect to Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     D. Undertaking with Respect to Rule 430A Under the Securities Act of 1933

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on August 9, 2001.

                                        UNIVERSAL COMPRESSION HOLDINGS, INC.

                                        By:      /s/ STEPHEN A. SNIDER
                                           -------------------------------------
                                                   Stephen A. Snider
                                         President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen A. Snider, Ernie L. Danner, Richard W. FitzGerald and Mark L. Carlton, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                    TITLE                      DATE
                      ---------                                    -----                      ----

                /s/ STEPHEN A. SNIDER                  President, Chief Executive        August 9, 2001
-----------------------------------------------------    Officer and Director
                  Stephen A. Snider                      (Principal Executive
                                                         Officer)

              /s/ RICHARD W. FITZGERALD                Senior Vice President and         August 9, 2001
-----------------------------------------------------    Chief Financial Officer
                Richard W. FitzGerald                    (Principal Financial Officer
                                                         and Accounting Officer)

                 /s/ THOMAS C. CASE                    Director                          August 9, 2001
-----------------------------------------------------
                   Thomas C. Case

                 /s/ JOHN K. CASTLE                    Director                          August 9, 2001
-----------------------------------------------------
                   John K. Castle

                 /s/ ERNIE L. DANNER                   Executive Vice President and      August 9, 2001
-----------------------------------------------------    Director
                   Ernie L. Danner

             /s/ BERNARD J. DUROC-DANNER               Director                          August 9, 2001
-----------------------------------------------------
               Bernard J. Duroc-Danner

                      SIGNATURE                                    TITLE                      DATE
                      ---------                                    -----                      ----


                 /s/ URIEL E. DUTTON                   Director                          August 9, 2001
-----------------------------------------------------
                   Uriel E. Dutton

                 /s/ CURTIS W. HUFF                    Director                          August 9, 2001
-----------------------------------------------------
                   Curtis W. Huff

                   /s/ C. KENT MAY                     Director                          August 9, 2001
-----------------------------------------------------
                     C. Kent May

              /s/ WILLIAM M. PRUELLAGE                 Director                          August 9, 2001
-----------------------------------------------------
                William M. Pruellage

              /s/ EDMUND P. SEGNER, III                Director                          August 9, 2001
-----------------------------------------------------
                Edmund P. Segner, III

                  /s/ SAMUEL URCIS                     Director                          August 9, 2001
-----------------------------------------------------
                    Samuel Urcis

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           3.1           -- Restated Certificate of Incorporation of Universal
                            Compression Holdings, Inc. (incorporated by reference to
                            Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q
                            for the fiscal quarter ended June 30, 2000).
           3.2           -- Restated Bylaws of Universal Compression Holdings, Inc.
                            (incorporated by reference to Exhibit 3.2 to Registrant's
                            Quarterly Report on Form 10-Q for the fiscal quarter
                            ended June 30, 2000).
           5.1*          -- Opinion of King & Spalding as to the legality of the
                            common stock being registered.
          10.1           -- Registration Rights Agreement dated July 11, 2001, by and among Universal Compression Holdings, Inc. and the former
                            stockholders of KCI, Inc. (incorporated by reference to
                            Exhibit 10.1 to Registrant's Current Report on Form 8-K
                            dated July 23, 2001).
          10.2           -- Registration Rights Agreement dated July 11, 2001, by and among Universal Compression Holdings, Inc., MCNIC
                            Compression GP, Inc. and MCNIC Compression LP, Inc.
                            (incorporated by reference to Exhibit 10.2 to
                            Registrant's Current Report on Form 8-K dated July 23,
                            2001).
          23.1*          -- Consent of King & Spalding (included as part of its
                            opinion filed as Exhibit 5.1).
          23.2*          -- Consent of Deloitte & Touche LLP.
          23.3*          -- Consent of KPMG LLP.
          23.4*          -- Consent of Arthur Andersen LLP.

---------------

* Filed herewith.